PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

09046885

BY COURIER

No/Date : F/D1 : 338/27-8-2009

SEC
Processing
Section
02 2009
...ngton, DC
122

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 1H 2009 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- Press Release of 1H 2009 results (IFRS)

9/8

PPC' s CONSOLIDATED 1H 2009 FINANCIAL RESULTS

ATHENS August 27, 2009

The main feature of 1H 2009 as compared to 1H 2008, is the decrease in electricity demand and the vertical drop of electricity demand coverage expenditure.

Specifically:

- While in 1H 2008, the Company was forced to spend 51% of its revenues to cover the expenses for liquid fuel, natural gas, energy purchases and CO_2 emission rights, in 1H 2009 the Company spent only 28.5%.

- Due to the significant drop in fuel prices and lower electricity demand compared to 1H 2008, the expenditure for liquid fuel, natural gas and energy purchases, decreased by € 557.6 m, a reduction of 41.9%.

- In addition, in 1H 2009, hydro generation increased by 799,000 MWH (51.4%), compared to 1H 2008, which was a period of very poor hydro conditions, while, at the same time, electricity generation from lignite power stations increased by 1,186,000 MWH (8.6%).

- Total Revenues amounted to € 2,928.4 m versus € 2,764.9 m in 1H 2008,an increase of € 163.5 m (5.9%).

- EBITDA amounted to € 898.8 m compared to € 222.2 m in 1H 2008, an increase of € 676.6 m. EBITDA margin reached 30.7%, compared to 8% in 1H 2008.

- Pre tax profits in 1H 2009 amounted to € 557.4 m, compared to losses of € 115 m in 1H 2008.

In particular,

REVENUES

Revenues from electricity sales increased by € 170.8 m (6.6 %), from € 2,572.1 m in 1H 2008 to € 2,742.9 m, as a result mainly of the weighted average tariff increase of 7.3% from 1.7.2008 and a change in the sales mix, while, on the other hand, the volume of sales decreased by 4.9% (1,339,000 MWH), mainly due to the reduction in sales in the industrial and agricultural sector.

OPERATING EXPENSES

Total operating expenses, excluding depreciation, decreased by € 513.1 m (-20.2%), from € 2,542.7 m in 1H 2008 to € 2,029.6 m, mainly due to the decrease in the expenditure to cover electricity demand

- The decrease in power generation from natural gas by 2,384,000 MWH (- 41.1%) together with the decrease in natural gas prices by 2.6% resulted in the decrease in the relevant expenditure by € 169.6 m (-42.7%), from € 397.4 m in 1H 2008 to € 227.8 m in 1H 2009.

- Expenditure for energy purchases decreased by € 188.4 m (-40.8 %), from € 461.4 m in 1H 2008 to € 273 m, due to the purchase of lower quantities of electric energy from the System and the Network by 577,000 MWH (- 15.7%), the decrease of the System Marginal Price by 42.2%, the decrease in PPC import prices by 18.8%, while, PPC imports also decreased by 351,000 MWH (-20.7%).

- The reduced oil-fired generation by 223.000 MWH, coupled to the impact from the decrease in the weighted average price of heavy fuel oil and diesel oil by 33% and the partial substitution of diesel generation by heavy fuel oil, resulted in an decrease of the respective expenditure by € 199.6 m(-42.4%), from € 471.3 m in 1H 2008 to € 271.7 m.

- The decrease in CO2 emissions, together with the decrease in CO2 emission rights prices had as a consequence that 1H 2009 financial results were impacted by a provision of € 39 m to cover for the estimated deficit of CO2 emission rights during the respective period, while the corresponding magnitude in 1H 2008 was € 56.9 m.

- The decrease in the price of CO2 emission rights, resulted in a valuation at 30/06/09 prices of the liability to cover the CO2 deficit of the previous year, having a positive impact on the financial results of 1H 2009 of €19.2 m. Based on 21/8/2009 prices this positive impact would have been reduced by € 4.6m to € 14.6m.

- Payroll expenses increased by € 42.9 m (6.3%), from € 678.3 m in 1H 2008, to € 721.2 m. This increase is attributed to the reduced 1H 2008 payroll cost by € 18.3 m due to the March strike, the carry over from the 2008 collective bargaining agreement payroll increases (3.5% from 1.2.08 and 3.5% from 1.9.08) and the corresponding 3% increase as of 01/02/09. On the other hand, payrolls reduction by 799 full time employees between June 30, 2008 and June 30, 2009 mitigated the payroll expenses. Total payroll, including capitalized payroll, increased by 7.9% compared to 1H 08.

- Provisions for bad debt, litigation and slow moving materials increased by € 12.8 m from € 20 m to € 32.8 m.

- Depreciation expense in 1H 2009 amounted to € 261.5 m compared to € 254.2 m in 1H 2008, an increase of € 7.3 m (2.9%).

- Capital expenditure amounted to € 489.8 m compared to € 442.4 m in 1H 2008, an increase of € 47.4 m (10.7%).

- Net debt amounted to € 4,247.6 m, compared to € 4,001.4 m in 1H 2008, an increase of € 246.2 m, but was lower by € 296.7 m. compared to 31/12/2008.

- Full time payrolls were reduced to 23,208 compared to 24,007 at the end of 1H 2008.

FINANCIAL EXPENSES

Despite the increase in gross debt by € 368.5 m (9%) between 30/6/2008 and 30/6/2009, total financial expenses increased by € 1.2 m, from € 79.3 m in 1H 2008, to € 80.5 m in 1H 2009, (1.5%) .

PARTICIPATION IN ASSOCIATED COMPANIES

The share of profit in associated companies of € 0.6 m in 1H 2009, refers to PPC RENEWABLES' participation in associated companies (€ 0.9 m profit) and to SENCAP SA. – PPC' s joint venture with Contour Global (€ 0.3 m loss).

In 1H 2008 the share of loss in associated companies includes also the impact of € 3.7 m loss of PPC's participation in LARCO in which PPC holds a 28.6% stake. In 1H 2009 there is no corresponding magnitude since in 31.12.2008 PPC's participation in LARCO was fully impaired.

The financial information contained in this statement has been prepared according to International Accounting Standards.

Summary Financials (€ mil)

	1H 2009 Audited	1H 2008 Audited	Δ%		1H 2009 Audited	1H 2008 Audited	1H 2009 Audited
	GROUP				PARENT COMPANY		
Total Revenues	2,928.4	2,764.9	5.9%		2,924.1	2,764.9	5.8%
EBITDA	898.8	222.2	304.5 %		895.0	220.2	306.4%
EBITDA Margin	30.7%	8.0%			30.6%	8.0%	
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	637.3	(32.0)			635.8	(32.0)	
EBIT Margin	21.8%	-1.2%			21.7%	-1.2%	
Net Income/(Loss)	412.1	(111.8)			411.7	(33.8)	
EPS/(Loss) (In euro)	1.78	(0.48)			1.77	(0.15)	
No of Shares (m.)	232	232			232	232	
Net Debt	4,247.6	4,001.4	6.2%		4,249.7	4,003.5	6.1%

Summary Profit & Loss (€ mil)

	1H 2009 Audited	1H 2008 Audited	Δ%	1H 2009 Audited	1H 2008 Audited	Δ%
	GROUP			COMPANY		
Total Revenues	2,928.4	2,764.9(1)	5.9%	2,924.1	2,764.9(1)	5.8%
- Revenues from energy sales	2,742.9	2,572.1(1)	6.6%	2,738.6	2,572.1(1)	6.5%
Customers Refund	-	(4.3)		-	(4.3)	
- Revenues from TSO	155.9	167.8	-7.1%	155.9	167.8	-7.1%
- Other revenues	29.6	29.3	1.0%	29.6	29.3	1.0%
Total Operating Expenses (excl.depreciation)	2,029.6	2,542.7	-20.2%	2,029.1	2,544.7	-20.3%
Payroll Expenses (excluding lignite)	543.1	520.5	4.3%	540.3	518.5	4.2%
Lignite	337.5	309.7	9.0%	337.5	309.7	9.0%
-PPC Lignite	312.8	285.1	9.7%	312.8	285.1	9.7%
-Third parties fossil fuel	24.7	24.6	0.4%	24.7	24.6	0.4%
Total Fuel Expenses	499.5	868.7	-42.5%	499.5	868.7	-42.5%
- Liquid fuel	271.7	471.3	-42.4%	271.7	471.3	-42.4%
- Natural Gas	227.8	397.4	-42.7%	227.8	397.4	-42.7%

Provision for CO_2 emission rights	39.0	56.9	-31.5%		39.0	56.9	-31.5%
Energy Purchases	273.0	461.4	-40.8%		278.1	468.1	-40.6%
- Purchases From the System and the Network	157.7	301.9	-47.8%		157.7	301.9	-47.8%
- PPC Imports	83.8	130.1	-35.6%		83.8	130.1	-35.6%
- Other	31.5	29.4	7.1%		36.6	36.1	1.4%
Transmission System Usage	157.0	167.7	-6.4%		157.0	167.7	-6.4%
Provisions	32.8	20.0	64.0%		32.8	20.0	64.0%
(Profit)/loss from valuation of 2008 CO_2 liabilities.	(19.2)	-			(19.2)	-	
Taxes and Duties	14.7	10.9	34.9%		14.3	10.5	36.2%
Other operating expenses. (excluding lignite)	152.2	126.9	19.9%		149.8	124.6	20.2%
EBITDA	898.8	222.2	304.5%		895.0	220.2	306.4%
EBITDA Margin	30.7%	8.0%			30.6%	8.0%	
Depreciation and amortizatio	261.5	254.2	2.9%		259.2	252.2	2.8%

n							
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	637.3	(32.0)			635.8	(32.0)	
EBIT Margin	21.8%	-1.2%			21.7%	-1.2%	
Total Net Financial Expenses	80.5	79.3	1.5%		79.5	4.2(2)	
- Net Financial Expenses	81.2	82.6	-1.7%		80.2	7.5(2)	
-Foreign Currency Gains / (Losses)	(0.7)	(3.3)	-78.8%		(0.7)	(3.3)	-78.8%
- Share of Profits / (Loss) in associated companies	0.6	(3.7)	-116.2%		-	-	
Pre-tax Profits/ (Losses)	557.4	(115.0)			556.3	(36.2)	
Net Income/ (Loss)	412.1	(111.8)			411.7	(33.8)	
EPS (in Euro)	1.78	(0.48)			1.77	(0.15)	

Summary Balance Sheet & Capex (€ m)

	1H 2009 Audited	1H 2008 Audited	Δ%		1H 2009 Audited	1H 2008 Audited	Δ%
	GROUP				PARENT COMPANY		
Total Assets	14,324.5	13,805.8	3.8%		14,335.1	13,815.5	3.8%
Net Debt	4,247.6	4,001.4	6.2%		4,249.7	4,003.5	6.1%
Total Equity	5,401.2	5,120.3	5.5%		5,401.4	5,126.8	5.4%
Capital expenditure	489.8	442.4	10.7%		486.4	439.7	10.6%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31,2008

As a result of this scheme, PPC's 1H 2008 revenues were decreased by € 4.3m.

(2) In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of € 165 m, which was charged in 2007 Group's results. During 1 H 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately € 77 m which is presented in the Parent Company's results.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

In contrast to a loss-making 2008, the first half of 2009 posted very good profitability. This complete turnaround in PPC's financials was drastically influenced by factors outside PPC's control, such as the sharp drop in fuel and energy prices, as well as the increased hydro generation, demonstrating, beyond any doubt, how vulnerable PPC is to the fluctuations of exogenous factors..

On the other hand, with respect to factors, which are under PPC's control, we achieved in the first half of 2009 an availability rate for our lignite fired plants of 80.2%. Incidentally this is the highest rate achieved since 2004.This fact, coupled with the more efficient operation of all other assets, as well as the increased hydro generation, contributed to domestic fuels meeting 60.2% of electricity demand versus 50,6% and 55,5%. in 1H 2008 and 1H 2007 respectively.

From the end of June 2009, PPC proceeded with hedging substantial part of the quantities of liquid fuel that will be used in the second half of the year, securing thus, to a significant degree, its financial results in the period in question.

In the first half of 2009, we seem to be on target for the containment of PPC's controllable costs compared to budget.

These first positive signs, point to the need for intensifying our efforts that will lead to the reorganization and modernization of the Company, as well as to efficiency improvements in order to streamline our company's expenses and secure the required cash flows to finance our investment plans.

Finally, I would like to note that PPC's financial performance in July continued on the same positive track."

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 1H 2009, shall be published in the Press, on August 29, 2009.

The financial data and relevant information on the Financial Statements for 1H 2009, as well as the Financial Statements for 1H 2009, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on August 28, 2009, after the closing of the Athens Stock Exchange.

Some of the information contained herein includes forward-looking statements. It is noted that the Company is subject to various risks, which, among other, relate to $/€ exchange rate, oil, natural gas and electricity prices as well as the price of CO2 emission rights that could cause actual results to differ materially from those anticipated in the forward-looking statements

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1:339|27-8-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC S.A. announces that the presentation of the 1st Half 2009 financial results to the analysts is available on the corporate website (www.dei.gr/investor relations/announcements)

Athens, August 27, 2009